UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________________________________________

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

_________________________________________________________

INDIVIOR PLC
(Name of Issuer)
Ordinary Shares, $0.50 nominal value per share
(Title and Class of Securities)
G4766E116
(CUSIP Number)
Lawrence V. Palermo
Two Seas Capital LP
32 Elm Place, 3rd Floor
Rye, NY 10580
(646) 420-4504
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 15, 2024
(Date of Event Which Requires Filing of Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D
CUSIP No. G4766E116

(1)	Name of Reporting Persons: Two Seas Capital LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 13,030,027
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 13,030,027
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,030,027
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 10.1% (1)
(14)	Type of Reporting Person (See Instructions): PN, IA

(1)
 Based on 128,588,498 Ordinary Shares of Indivior PLC (the “Issuer”) outstanding as of October 14, 2024, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on October 15, 2024.

Schedule 13D
CUSIP No. G4766E116

(1)	Name of Reporting Persons: Two Seas Capital GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 13,030,027
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 13,030,027
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,030,027
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 10.1% (1)
(14)	Type of Reporting Person (See Instructions): OO, HC

(1)	Based on 128,588,498 Ordinary Shares of the Issuer outstanding as of October 14, 2024, as reported in the Issuer’s Form 6-K filed with the SEC on October 15, 2024.

Schedule 13D

CUSIP No. G4766E116

(1)	Name of Reporting Persons: Sina Toussi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 13,030,027
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 13,030,027
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,030,027
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 10.1% (1)
(14)	Type of Reporting Person (See Instructions): HC, IN

(1)	Based on 128,588,498 Ordinary Shares of the Issuer outstanding as of October 14, 2024, as reported in the Issuer’s Form 6-K filed with the SEC on October 15, 2024.

AMENDMENT NO. 3 TO SCHEDULE 13D

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Two Seas Capital LP (“TSC”), Two Seas Capital GP LLC (“TSC GP”) and Sina Toussi on October 2, 2023, as amended by Amendment No. 1 filed on March 29, 2024, and Amendment No. 2 filed on June 21, 2024.  This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The aggregate purchase price of the 10,899,480 Ordinary Shares directly held by the Litigation Fund reported herein was approximately $95,960,755. The aggregate purchase price of the 2,130,547 Ordinary Shares directly held by the Global Fund reported herein was approximately $25,632,796. The Ordinary Shares directly held by the Funds were purchased with the working capital of the Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) and proceeds from the Credit Facility (the “Credit Facility”) for the Litigation Fund, provided by UBS AG, London Branch (“UBS”), pursuant to the Credit Facility Agreement, by and between, the Litigation Fund, as Borrower, and UBS, acting as Lender, dated June 16, 2022, as amended and restated on September 22, 2022, on April 5, 2023, and on June 19, 2023, as amended on December 20, 2023, and as amended and restated by the Fifth Amendment Agreement, dated June 20, 2024 (the “Credit Facility Agreement”).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 128,588,498 Ordinary Shares of the Issuer outstanding as of October 14, 2024, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 15, 2024. The information in Item 3 regarding the number of Ordinary Shares held by the Funds is incorporated herein by reference.

The Funds have delegated to TSC sole voting and investment power over the securities held by the Funds pursuant to their respective Investment Management Agreements with TSC. As a result, each of TSC, TSC GP, as the general partner of TSC, and Mr. Toussi, as Chief Investment Officer of TSC and Managing Member of TSC GP, may be deemed to exercise voting and investment power over the Ordinary Shares directly held by the Funds. The Funds specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with TSC.

(c) The Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated herein by reference. All securities reported in this Schedule 13D are directly held by the Funds, each of which are investment management clients of TSC. The limited partners of (or investors in) each of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares held for the accounts of their respective Funds in accordance with their respective limited partnership interests (or investment percentages) in their respective Funds.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On October 15, 2024, the Litigation Fund paid $23,834,213.11 to UBS to reduce the amount owed by the Litigation Fund to UBS under the Credit Facility.

Pursuant to the Security Agreement, dated June 16, 2022, by and between the Litigation Fund, as Grantor, and UBS, as Secured Party, as amended (the “Security Agreement”), the Litigation Fund has pledged to UBS 10,899,480 Ordinary Shares held by it, subject to potential adjustments agreed upon by the parties from time to time. If the Litigation Fund defaults on its obligations under the Credit Facility Agreement, such default could result in foreclosure proceedings against the Ordinary Shares pledged as collateral by the Litigation Fund, subject to a beneficial ownership limitation.  The pledged Ordinary Shares are subject to certain transfer restrictions.  The total commitment under the Credit Facility was fully drawn and a loan amount of $18,774,884.89 that was drawn remains outstanding, subject to potential adjustments agreed upon by the parties from time to time. The Credit Facility is subject to typical credit terms and certain event of default triggers, some of which may be satisfied by unencumbered assets of the Litigation Fund. The maturity date for the Credit Facility is July 31, 2025, and the interest rate under the Credit Facility is a variable rate plus a reference rate.  The Global Fund has no potential encumbrances with respect to the Credit Facility.

The Global Fund has entered into cash-settled swaps which represent economic exposure comparable to a notional interest in 1,489,081 Ordinary Shares (representing economic exposure comparable to approximately 1.2% of the outstanding Ordinary Shares) with Jefferies Financial Products, LLC and cash-settled swaps which represent economic exposure comparable to a notional interest in 811,421 Ordinary Shares (representing economic exposure comparable to approximately 0.6% of the outstanding Ordinary Shares) with Goldman Sachs International.  Under the terms of the swaps, (i) the Global Fund will be obligated to pay to the counterparty any negative price performance of the specified notional number of Ordinary Shares subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the Global Fund any positive price performance of the specified notional number of Ordinary Shares subject to the swaps as of the expiration date of the swaps.  All balances will be settled in cash. The swaps do not give the Reporting Persons or Funds direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer.  Accordingly, the Reporting Persons disclaim any beneficial ownership of any Ordinary Shares that may be referenced in the swap contracts or Ordinary Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of October 17, 2024

TWO SEAS CAPITAL LP

By:	Two Seas Capital GP LLC, its general partner

By:	/s/ Sina Toussi
Name:	Sina Toussi
Title:	Managing Member

TWO SEAS CAPITAL GP LLC

By:	/s/ Sina Toussi
Name:	Sina Toussi
Title:	Managing Member
SINA TOUSSI

By:	/s/ Sina Toussi